

August 6, 2014

<u>Via E-mail</u>
Mr. Ye Guohua
Chief Financial Officer
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road, Jinshan District
Shanghai, PRC 200540

      RE: **Sinopec Shanghai Petrochemical Company Limited**
                Form 20-F for the Year ended December 31, 2013
                Filed April 30, 2014
                Response Letter dated July 30, 2014
                File No. 1-12158

Dear Mr. Ye:

We have reviewed your response letter dated July 30, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2013</u>

<u>Item 5. Operating and Financial Review and Prospects, page 35</u>

<u>A. Results of Operations, page 40</u>

1.   We have reviewed your response to prior comment one from our letter dated July 2, 2014. Your current disclosure discusses the business reasons for the changes between periods in sales for each segment but does not discuss the business reasons for the changes between periods in profit/(loss) from operations of each of your segments as presented on page F-34. As we previously requested, please enhance your disclosure in future filings to discuss the business reasons for the changes between periods in profit/(loss) from operations of each of your segments. In doing so, please disclose the amount of each significant change between periods and the business reasons for it. In

circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in profit/(loss) from operations of each segment, as applicable. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

You may contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief